FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                        X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                       No
                                       X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

Eidos plc Trading Update

    LONDON--(BUSINESS WIRE)--May 20, 2004--Eidos plc ("Eidos"), (LSE:EID.L, NASDAQ:EIDSY), one of the world's leading publishers and developers of entertainment software, today provides an update on trading during the second half of the financial year to 30 June 2004.
    The initial shipments of Hitman: Contracts, released in the last week of April, have been broadly in line with management expectations. The title has reviewed well and has shipped approximately 1.5 million units to date. The title has also achieved number one rating status in the UK, France, Germany and the US during the first two weeks of launch.
    However, the recent and unexpected softness of the games market, particularly in the US, is having a negative effect on the unit sales of Hitman: Contracts and will, therefore, adversely impact upon the Company's financial performance for the full year. Based on overall sell-through rates to date, management has identified a potential shortfall exposure of c.700,000 units of previously anticipated re-orders that are now unlikely to materialise. Whilst the operating profit contribution from the re-orders would have been expected to be in the region of GBP 9 million, the actual impact on the year-end outcome, while very significant, will depend upon a number of other factors, including the on-going sales of other titles.
    The Company has two remaining titles scheduled for release prior to the end of the financial year, Thief: Deadly Shadows and
ShellShock: Nam '67. Thief is in manufacture for shipment on 25 May in the US and 11 June in Europe. ShellShock is in the approval process and is due to ship in the last week of the financial year as originally forecast.
    Eidos intends to announce its full year results for the current financial year in early September. The Company will keep the market informed in a timely manner should any material changes occur in the intervening period.
    In the light of continuing media speculation concerning a possible approach to the Company, the Board can confirm that it has received no such approach and is not in discussions with any party concerning a possible offer.
    Eidos is the largest video games publisher and developer of entertainment software in the UK. It has publishing operations across Europe (France, Germany, Spain and the UK) and in the US, Japan and Australia. It also has significant development studio expertise, both internal and external, in Europe and the US.

    Eidos plc is a public limited company registered in England (number 2501949). Its Ordinary shares are listed on the London Stock Exchange (ticker: EID.L) and, in the form of American Depositary Shares, on the NASDAQ National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com.

    Eidos and the Eidos logo are registered trademarks of Eidos plc. All other trademarks are the property of their respective owners. All rights reserved.

    This statement contains information about our past performance or practices. No such information should be used as an indicator of future performance or practices. It may also contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); the Group's ability to attract and retain qualified personnel; risks of doing business internationally; and other risks described from time to time in Eidos plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise. No information contained in this statement constitutes or shall be deemed to constitute an invitation or otherwise deal in shares or ADR's of Eidos plc. The price of shares and income derived from them can go down as well as up.

    CONTACT: Eidos plc
             Mike McGarvey or Stuart Cruickshank
             020 8636 3000
             or
             Brunswick UK
             Jonathan Glass or Wendel Carson
             020 7404 5959
             or
             Brunswick NY
             Nina Devlin, 212-333-3810

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        ---------------------
        Michael McGarvey
        Chief Executive Officer


Date: 20 May 2004

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated May 20, 2004 - Eidos plc Trading Update